

December 9, 2013

Mr. Russell J. Grimes
President and Chief Executive Officer
Carroll Bancorp, Inc.
1321 Liberty Road
Sykesville, Maryland 21784

Re: **Carroll Bancorp, Inc.**
Registration Statement on Form S-1
Filed November 13, 2013
File No. 333-192294

Dear Mr. Grimes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. Please complete the many blanks in the document including those in the following sections:
    - cover page;
    - Questions and Answers, page 2;
    - Summary, page 8;
    - "Market for Common stock," page 24; and
    - "The Rights Offering," page 26.

Prospectus Cover Page

2. Revise the first or second paragraph to include the exercise price of the options. **added**

Exhibits

3. Please file all exhibits including, as required by Item 601(b)(10), all material agreements. Please allow adequate time after you file the exhibits for the staff to review and comment upon the exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
        You may contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

                    Sincerely,

                    /s/ Michael R. Clampitt

                    Michael R. Clampitt

Mr. Russell J. Grimes
Carroll Bancorp, Inc.
December 9, 2013
Page 3

Senior Attorney